

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2023

Edward Kovalik
Chief Executive Officer
Prairie Operating Co.
8636 N. Classen Boulevard
Oklahoma City, OK

> **Re: Prairie Operating Co.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 5, 2023**
> **File No. 333-272743**

Dear Edward Kovalik:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form S-1 filed September 5, 2023

Risk Factors
We may not have sufficient authorized common stock available to issue the Common Stock that is being offered for resale., page 19

1. We note that there are unissued shares of common stock underlying other securities, and that if enough shares of such common stock were issued, the total number of issued common stock would exceed the number authorized in your charter. Counsel's legal opinion relies on an unstated assumption, which should not be assumed, that the shares subject to the registration statement will be issued without the company exceeding the total number of common stock authorized in your charter. In order to provide a legal opinion that satisfies Item 601(b)(5)(i) of Regulation S-K, counsel must opine that the shares will be validly issued, without assuming away the matter upon which counsel is

opining. Please refer to Item 601(b)(5)(i) of Regulation S-K and Section II.B.3.a of Staff Legal Bulletin No. 19. If you so choose, you may pursue an offering conditioned on a charter amendment, in the manner described in Section II.B.2.f of Staff Legal Bulletin No. 19.

Factors Affecting Profitability, page 55

2.   Please revise your breakeven analysis, including the table on page 56 and your narrative discussion, to address your assumed network hash rate and your average mining machine energy consumption.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston at 202-551-3448 or John Dana Brown at 202-551-3859 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Joanna D. Enns